TIANCI INTERNATIONAL, INC.

Unit B,10/F., Ritz Plaza, No.122 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong 999077

July 16, 2024

Mr. Matthew Derby

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tianci International, Inc.
Registration Statement on Form S-1 Filed June 10, 2024
File No. 333-280089

Dear Mr. Derby,

This letter is in response to the letter dated June 20, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Tianci International, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on the cover page and pages iii and 13 of the Amended Registration Statement to clarify that we and our subsidiaries are currently not required to obtain permission from any of the mainland China authorities to operate and issue our common stock to foreign investors because we are a Nevada company and our only operating subsidiary is a Hong Kong company, neither entity has operations in mainland China.

In addition, we and our subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC and the CAC, for our operation. Additionally, we and subsidiaries have not applied for, or been denial of any such permissions or approvals from the authorities of mainland China. We also clarified that (i) We are a Nevada company and our only operating subsidiary, Roshing, is headquartered in Hong Kong, with no operations in mainland China; (ii) only few of Roshing’s customers are mainland China residents, which contributed to 5.2% and 0.4% of our revenue for the year ended July 31, 2023 and the nine months ended April 30, 2024, respectively; and (iii) all of Roshing’s employees are Hong Kong residents, we and our subsidiaries are not subject to Mainland China laws and regulations, such as those relating to data and cyberspace security.

We have also revised the disclosure in the Amended Registration Statement page 34 to describe the consequences if we or our subsidiaries: (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the PRC government due to changes in Mainland China laws and regulations or the interpretation thereof; or (ii) incorrectly conclude that such permissions or approvals are not required.

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Risk Factors

Risks Related to Doing Business in Hong Kong, page 29

2.	We note your cover page disclosure indicating that you and your subsidiaries "should not become subject to certain laws...such as those relating to data and cyberspace security." However, in light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, we revised the disclosure in the Amended Registration Statement on the cover page and pages 34 of the Amended Registration Statement to clarify that the oversight by the CAC over data security does not have any impact on our business and our offering, because we are a Nevada company and our only operating subsidiary is a Hong Kong company, neither entity has operations in mainland China.

Thank you in advance for your assistance in reviewing this response and the Amended Registration Statement. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shufang Gao
Shufang Gao

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